UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
ActionTrac Global, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> August 3, 2017

Physical address of issuer
550 West B Street, 4th Floor #132
San Diego, CA 92101

Website of issuer
www.actiontrac.net

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the Offering. The intermediary is not charging the issuer any compensation with respect to the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
February 25, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
1

	Most recent fiscal year-end (12/31/17)	Prior fiscal year-end (12/31/16)
Total Assets	$20.00	N/A
Cash & Cash Equivalents	$20.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$153.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	-$45,563	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 7, 2019

FORM C

Up to $500,000.00

ActionTrac Global, LLC



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by ActionTrac Global, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled *"The Offering and the Securities--The Securities."* In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, whether direct or indirect, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0	$25,000.00
Aggregate Maximum Offering Amount	$500,000.00	$0	$500,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.actiontrac.net no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 7, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning

in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.actiontrac.net

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities.

Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective investor is urged to read this Form C and the Exhibits hereto in their entirety.

ActionTrac Global, LLC (the "Company") is a Delaware limited liability company, formed on August 3, 2017. The Company was formerly known as ManageContractor, LLC.

The Company is located at 550 West B Street, 4th Floor #132, San Diego, CA 92101.

The Company's website is www.actiontrac.net.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We sell products to help companies improve their employee productivity and communication. Our products are targeted to both small and large companies across multiple verticals.

Exhibits

This Form C is supplemented by the Company's financial statements attached as Exhibit A, the Company Summary attached as Exhibit B, the Subscription Agreement attached as Exhibit C, the form of Crowd Note attached as Exhibit D, the Company Pitch Deck attached as Exhibit E, and the Video Transcription attached as Exhibit F.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

9

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$500,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$500,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 25, 2019
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware limited liability company in August 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped

than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We use a third-party hosting company Amazon Web Services (AWS) for our hosting.
If Amazon should go out of business or fail as a hosting platform then we would also have no web site or commercial business until we transferred to a new hosting company. AWS is one of the largest hosting companies in the world, and one of the reasons ActionTrac selected AWS was its relative low risk profile.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
ActionTrac stores sensitive data, including our intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our AWS Environment. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks, and the information stored there could be accessed, publicly disclosed, lost or stolen.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural

disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of its executive officers and key employees.
In particular, the Company is dependent on Hal Wendel and Bhaskar Basu, who are CEO and Director of Engineering, respectively. The Company has or intends to enter into employment agreements with Hal Wendel and Bhaskar Basu although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Hal Wendel and/or Bhaskar Basu, could harm the Company's business, financial condition, cash flow and results of operations.

We depend on a few major customers for a substantial portion of our net sales.
For example, during the year 2018 one large customer accounted for 95% of our user growth. The loss of all or a substantial portion of our sales attributable to any of our large-volume customers could have a material adverse effect on our 2019 financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations, and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise be unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations, or cash flows.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Hal Wendel, Bhaskar Basu, and Alan Schnepf in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Hal Wendel, Bhaskar Basu, and Alan Schnepf die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers, and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition, and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in, and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing

budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on partners.

The Company has a partner channel that helps the Company get market leverage for its products. There can be no assurance that the Company's partner channels will help drive the necessary revenue to offset costs in managing and maintaining a partner channel

The Company has invested and will continue to invest in programs to enhance partner sales, including channel resources and integration development work with Company employees and contractors. These programs could require a substantial investment while providing no assurance of return or incremental revenue.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering, and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

We are selling crowd notes that will convert into membership interests or result in payment in limited circumstances.
The Crowd Notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred units they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act of 1933, as amended (the "Securities Act") or a financing using preferred units), the notes will convert into a yet to-be determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the Company at an amount well below the $4 million valuation cap, so you should not view the $4

million as being an indication of the Company's value. If you choose to invest, you should be prepared for the possibility that your notes will never convert and will have no value.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of Alan Schnepf, Training Director, Bhaskar Basu, Director of Engineering, and Hal Wendel, Founder.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Alan Schnepf, Training Director, Bhaskar Basu, Director of Engineering, and Hal Wendel, Founder.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example,

these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We sell products to help companies improve their employee productivity and communication. Our products are targeted to both small and large companies across multiple verticals.

Business Plan

ActionTrac was started with the premise that companies across the globe struggle with employee productivity. Productivity deals with all aspects of getting employees operating in an optimum fashion including corporate communications, employee satisfaction, priorities, work effort, quality of work and alignment to the company mission. ActionTrac has laid out a vision for growing the company and taking advantage of this opportunity. In Phase One, ActionTrac aims to develop business solutions, and establish several "anchor" customers. In Phase Two, ActionTrac hopes to raise additional capital for the purposes of growing/accelerating sales and scaling the company. The Company plans to scale by establishing an inside sales team, adding a social media component to their marketing activities, and expanding sales engagement opportunities through its channel partner, ADP. ActionTrac's focus will be on the Americas for customer acquisition and growth. In Phase Three, ActionTrac anticipates focusing on overall revenue growth.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
TeamVue	A comprehensive suite of capabilities that includes employee recognition, and gift card integration with Amazon.	Mid-market to enterprise customers
TeamVue Corporate Messaging	Provides the ability to send alerts and important messages to employee cell phones directly from the TeamVue dashboard.	Mid-market to enterprise customers
TeamVue Collaboration	Enables companies to generate a content dashboard and share information and collaborate with members of that dashboard.	Small and mid-sized businesses (SMB) – Enterprise customers
PeerSocial	Solution for employees to share recognition and view the recognition on a company leaderboard.	SMB – Mid market customers

Over the next year, ActionTrac anticipates developing and adding additional features to its existing business solutions. One of the new features the Company is developing would enable managers to vote on employees for recognition through the TeamVue platform. Another module currently in development for the TeamVue platform is an Action Tracking capability. Action Tracking would enable companies to view all open action items and track the items from open to close. ActionTrac also plans to increase its marketing and sales efforts throughout the Americas region (North, South, and Central America).

Competition

The Company's primary competitors are Achievers, Global Force, O.C. Tanner, and WorkStride.

The markets for the Company's products and services are competitive, and the Company is confronted by competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, marketing and distribution capability, service and support and corporate reputation.

Customer Base

The company currently has two large clients, Omni Hotels and NV5, as well as several smaller clients. The majority of ActionTrac's clients are currently on free or discounted plans. ActionTrac hopes to convert these enterprise clients into fully paying clients once the companies fully integrate the software into their businesses.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Omni Hotels	ActionTrac TeamVue	95.0%

Governmental/Regulatory Approval and Compliance

No special license required

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 550 West B Street, 4th Floor #132, San Diego, CA 92101.

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	4.00%	$1,000	0.20%	$1,000
General Marketing	8.00%	$2,000	20.00%	$100,000
R&D	20.00%	$5,000	10.00%	$50,000
Future Wages	40.00%	$10,000	50.00%	$250,000
Accrued Wages	12.80%	$3,200	2.00%	$10,000
Accrued expenses	4.00%	$1,000	0.20%	$1,000
General Working Capital	5.20%	$1,300	4.60%	$23,000
Travel	4.00%	$1,000	5.00%	$25,000
Regional Sales Events Support	2.00%	$500	1.60%	$8,000
Office	0.00%	$0	2.00%	$10,000
Annual Conference	0.00%	$0	2.00%	$10,000
Equipment	0.00%	$0	1.00%	$5,000
Subscriptions for Lead Generation Software	0.00%	$0	1.40%	$7,000
Total	**100.00%**	**$25,000**	**100.00%**	**$500,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the

campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: new sales opportunities, new lead generation opportunity, new commercial opportunity to leverage sales, new contractor opportunity to leverage sales or technology.

DIRECTORS, OFFICERS AND EMPLOYEES

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

The Company is managed by its Manager Member, Hal Wendel. The Company does not have a board of directors or a board of managers.

Hal Wendel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Manager Member and Chief Executive Officer (CEO), August 2017 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Revenue Officer, NobelBiz, April 2016 to March 2017: Responsible for overseeing revenue generation.
Executive Vice President of Global Sales, VPI Corp., July 2014 to March 2016: Responsible for overseeing the sales team, pre-sales engineering group, and marketing team.

The following persons are independent contractors to the Company and their services are key to our operations.

Name

Bhaskar Basu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Engineering, August 2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Engineering, August 2017 – Present
Xsolz Technology, Co-founder Technical Engineering, 2014 - 2018

Name

Alan Schnepf

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Training, January 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Training, January 2018 – Present
Independent Consultant, January 2009 - January 2018

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in California.

The Company has the following independent contractor agreements in place:

Employee	Description	Effective Date	Termination Date
Alan Schnepf	Contractor Agreement	July 10, 2018	At any time, by either party with or without cause, upon notice to the other party
Bhaskar Basu	Contractor Agreement	August 10, 2017	Month to Month

CAPITALIZATION AND OWNERSHIP

Capitalization
Hal Wendel is the sole Member and owner of ActionTrac Global, LLC.

The Company has issued the following outstanding Securities:

Equity Option Agreements
In July 2018, the Company entered into equity option agreement with Alan Schnepf, an independent contractor, for .0025% of the Company after fully vesting. The Company does not currently have an employee stock option plan, if one is adopted, this contractor's equity will follow whatever terms are setup in the future Employee/Contractor Stock Option Agreement. In the absence of an Employee/Contractor Stock Option Agreement, this Contractor's option will vest over a period of 48 months beginning July 1, 2018, so long as Mr. Schnepf is performing the agreed upon services for the Company.

Securities Offerings - Convertible Notes:

On August 11, 2017 the Company issued a convertible promissory note in reliance on the exemption from the registration provisions of the Securities Act of 1933, as amended (the "Securities Act") pursuant to the private placement exemption provided by Section 4(a)(2) of the Securities Act. The principal amount of this convertible promissory note is $5,000 and it bears interest at the rate of five percent (5.0%) per annum with a maturity date of February 28, 2019. The proceeds were used for product development and employee salaries.

As provided for in this note, the note will convert at a value of $25,000, to take into account certain services provided to the Company by the holder.

The note shall automatically convert into common equity of the company upon a Change of Control, defined in the note as any merger or consolidation of the company with/into any other entity, such as a corporation, in which the Company does not survive; or any change of ownership; or surrendering of more than 50% controlling interest from current Majority Holders; or sale of all or substantially all of the assets of the Company.

Upon maturation of this note, the principal and accrued interest shall automatically convert, without action on the part of the holder.

The conversion to equity shall be automatic upon reaching maturity and the note shall convert based on a $3 million Company valuation or a 20% discount to the pricing in a Series A round financing, whichever is more favorable to the note holder.

The principal and interest on this note may be prepaid only with the approval of the holder.

Between August 15, 2017 and August 25, 2017, the Company issued convertible promissory notes in reliance on the private placement exemption provided by Section 4(a)(2) of the Securities Act. The Purchasers were accredited investors as that term is defined in Regulation D, Rule 501 under the Securities Act (each, an "Accredited Investor"). The aggregate principal amount of these convertible promissory notes is $40,000 and they bear interest five percent (5.0%) per annum with a maturity date of March 1, 2019. The proceeds were used for product development and employee salaries.

The note shall automatically convert into common stock of the company upon a Change of Control, defined in the note as any merger or consolidation of the company with/into any other entity, such as a corporation, in which the Company does not survive; or any change of ownership; or surrendering of more than 50% controlling interest from current Majority Holders; or sale of all or substantially all of the assets of the Company.

Upon maturation of this note, the principal and accrued interest shall automatically convert, without action on the part of the holder.

The conversion to equity shall be automatic upon reaching maturity and the note shall convert based on a $3 million Company valuation or 20% discount to the Series A investors whichever is more favorable to the note holder.

The principal and interest on these notes may be prepaid only with the approval of the holders.

On January 15, 2018 the Company issued a convertible promissory note in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. The Purchaser was an accredited investor as that term is defined in Regulation D, Rule 501 under the Securities Act. The principal amount of this convertible promissory note is $25,000 and it bears interest at the rate of five percent (5.0%) per annum with a maturity date of July 15, 2019. The proceeds were used for product development and employee salaries.

The note shall automatically convert into common equity of the company upon a Change of Control, defined in the note as any merger or consolidation of the company with/into any other entity, such as a corporation, in which the Company does not survive; or any change of ownership; or surrendering of more than 50% controlling interest from current Majority Holders; or sale of all or substantially all of the assets of the Company.

Upon maturation of this note, the principal and accrued interest shall automatically convert, without action on the part of the holder.

The conversion to equity shall be automatic upon reaching maturity and the note shall convert based on a $3 million Company valuation or a 20% discount to the pricing in a Series A round of financing, whichever is more favorable to the note holder.

The principal and interest on this note may be prepaid only with the approval of the holder.

On April 16, 2018 the Company issued a convertible promissory note in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. The Purchaser was an accredited investor as that term is defined in Regulation D, Rule 501 under the Securities Act. The principal amount of this convertible promissory note is $25,000 and it bears interest at the rate of five percent (5.0%) per annum with a maturity date of October 16, 2019. The proceeds were used for product development and employee salaries.

The note shall automatically convert into common equity of the company upon a Change of Control, referring to any merger or consolidation of the company with/into any other entity, such as a corporation, in which the Company does not survive; or any change of ownership; or surrendering of more than 50% controlling interest from current Majority Holders; or sale of all or substantially all of the assets of the Company.

Upon maturation of this note, the principal and accrued interest shall automatically convert, without action on the part of the holder.

The conversion to equity shall be automatic upon reaching maturity and the note shall convert based on a $3 million Company valuation or 20% discount to the pricing in a Series A round of financing, whichever is more favorable to the note holder.

The principal and interest on this note may be prepaid only with the approval of the holder.

On April 16, 2018 the Company donated a convertible promissory note in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. The principal amount of this convertible promissory note is $5,000 and it bears interest at the rate of five percent (5.0%) per annum with a maturity date of October 16, 2019.

The note shall automatically convert into common equity of the company upon a Change of Control, referring to any merger or consolidation of the company with/into any other entity, such as a corporation, in which the Company does not survive; or any change of ownership; or surrendering of more than 50% controlling interest from current Majority Holders; or sale of all or substantially all of the assets of the Company.

Upon maturation of this note, the principal and accrued interest shall automatically convert, without action on the part of the holder.

The conversion to equity shall be automatic upon reaching maturity and the note shall convert based on a $3 million Company valuation or 20% discount to the pricing in a Series A round of financing, whichever is more favorable to the note holder.

The principal and interest on this note may be prepaid only with the approval of the holder.

On May 1, 2018 the Company issued a convertible promissory note in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. The Purchaser was an accredited investor as that term is defined in Regulation D, Rule 501 under the Securities Act. The principal amount of this convertible promissory note is $25,000 and it bears interest at the rate of five percent (5.0%) per annum with a maturity date of November 1, 2019. The proceeds were used for product development and employee salaries.

The note shall automatically convert into common stock of the company upon a Change of Control, defined in the note as any merger or consolidation of the company with/into any other entity, such as a corporation, in which the Company does not survive; or any change of ownership; or surrendering of more than 50% controlling interest from current Majority Holders; or sale of all or substantially all of the assets of the Company.

Upon maturation of this note, the principal and accrued interest shall automatically convert, without action on the part of the holder.

The conversion to equity shall be automatic upon reaching maturity and the note shall convert based on a $3 million Company valuation or 20% discount to the pricing in a Series A round of financing, whichever is more favorable to the note holder.

The principal and interest on this note may be prepaid only with the approval of the holder.

On August 10, 2018 the Company issued a convertible promissory note in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. The Purchaser was an accredited investor as that term is defined in Regulation D, Rule 501 under the Securities Act. The principal amount of this convertible promissory note is of $25,000 and it bears interest at the rate of five percent (5.0%) per annum with a maturity date of February 10, 2020. The proceeds were used for product development and employee salaries.

The note shall automatically convert into common stock of the company upon a Change of Control, defined in the note as any merger or consolidation of the company with/into any other entity, such as a corporation, in which the Company does not survive; or any change of ownership; or surrendering of more than 50% controlling interest from current Majority Holders; or sale of all or substantially all of the assets of the Company.

Upon maturation of this note, the principal and accrued interest shall automatically convert, without action on the part of the holder.

The conversion to equity shall be automatic upon reaching maturity and the note shall convert based on a $3 million Company valuation or 20% discount to the pricing in a Series A round of financing, whichever is more favorable to the note holder.

The principal and interest on this note may be prepaid only with the approval of the holder.

On December 12, 2018 the Company issued a convertible promissory note in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. The Purchaser was an accredited investor as that term is defined in Regulation D, Rule 501 under the Securities Act. The principal amount of this convertible promissory note is of $25,000 and it bears interest at the rate of five percent (5.0%) per annum with a maturity date of June 12, 2020. The proceeds were used for product development and employee salaries.

The note shall automatically convert into common stock of the company upon a Change of Control, defined in the note as any merger or consolidation of the company with/into any other entity, such as a corporation, in which the Company does not survive; or any change of ownership; or surrendering of more than 50% controlling interest from current Majority Holders; or sale of all or substantially all of the assets of the Company.

Upon maturation of this note, the principal and accrued interest shall automatically convert, without action on the part of the holder.

The conversion to equity shall be automatic upon reaching maturity and the note shall convert based on a $3 million Company valuation or 20% discount to the pricing in a Series A round of financing, whichever is more favorable to the note holder.

The principal and interest on this note may be prepaid only with the approval of the holder.

Ownership

The Company founder, Hal Wendel, currently owns 100% of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Hal Wendel	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$45,563	$0.00	$0.00

Operations

The Company completed seed rounds of financing in late 2017 and 2018. Sustainable growth will require additional investment depending on the amount raised in this offering. We believe this should help drive growth for a number of months.

The majority of ActionTrac's clients are currently on free or discounted plans. ActionTrac hopes to convert these enterprise clients into fully paying clients once the companies fully integrate the software into their businesses.

Our detailed Company Summary which is attached hereto as **Exhibit B** and incorporated by reference into this Form C includes certain information relating to our results of operations information for January through November 2018.

Liquidity and Capital Resources

Our goal is to use the proceeds to execute on the Company business plan including growing revenues in 2019 and adding brand name companies and users to the company client list.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A. The financial statements of the Company have been reviewed by the Company's independent pubic accountant, Michael S. Sapp.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 of Crowd Notes for up to $500,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 25, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission to the Intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission, or any other form of compensation, to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$4,000,000.00

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units pursuant to the following:

   a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Units prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive membership interests of a Shadow Series with certain limited rights.

"**Conversion Units**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Units issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:
  i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;
  ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Unit by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Units pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Units; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units, Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize this instrument and any units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN

CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person Relationship to the Company	Brother of CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	Equity in the company upon conversion.
Benefits or compensation received by Company	$5,000 investment and work performed for the Company.
Description of the transaction	$5,000 convertible note with an annual interest rate of 5% maturing in 2019 and $20,000 in convertible notes for work performed for the company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Hal Wendel
(Signature)

Hal Wendel
(Name)

Founder/CEO
(Title)

January 7, 2019
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Hal Wendel
(Signature)

Hal Wendel
(Name)

CEO
(Title)

January 7, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

ActionTrac Global LLC

UNAUDITED FINANCIAL STATEMENTS

*FOR THE FIVE MONTHS ENDING
DECEMBER 31, 2017*

MICHAEL S. SAPP

CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

Michael S. Sapp
Certified Public Accountant

16150 Aviation Loop Drive
Suite 15612
Brooksville, FL 34604
(727) 469-3236

Member of:
Florida Institute of
Certified Public Accountants

Independent Accountant's Review Report

To the members of management of ActionTrac Global LLC:

We have reviewed the accompanying financial statements of ActionTrac Global LLC, which comprise the balance sheet as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the five months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Michael S. Sapp, CPA
December 28, 2018

2

ActionTrac Global LLC
Balance Sheet
As of December 31, 2017

ASSETS

Current Assets		
Cash	$	20
Accounts receivable, net of allowance for doubtful accounts		-
Total Current Assets		20
Land, building, and equipment, net		-
TOTAL ASSETS	$	20

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	153
Total Current Liabilities		153
Stockholder's Equity		
Investor contributions		45,430
Retained earnings		(45,563)
Total Stockholder's Equity		(133)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	20

ActionTrac Global LLC
Statement of Operations
For the five months ending December 31, 2017

Revenues	$	-
Cost of Goods Sold		-
Gross Profit		-
Operating Expenses		
Selling expenses		1,737
General and administrative		43,826
Total Operating Expenses		45,563
Income from Operations		(45,563)
Other Income/Expenses		-
Net Income	$	(45,563)

ActionTrac Global LLC
Statement of Changes in Stockholder's Equity
For the five months ending December 31, 3017

	Capital Contributions	Retained Earnings	Total Equity
Balance as of August 1, 2017	$ -	$ -	$ -
Owner's Investment	45,430		45,430
Net Income		(45,563)	(45,563)
Balance as of December 31, 2017	$ 45,430	$ (45,563)	$ (133)

ActionTrac Global LLC
Statement of Cash Flows
For the five months ending December 31, 2017

Cash flow from operating activities

Net income	$	(45,563)
Add/(deduct) items providing/(using) cash:		
Increase in accounts receivable		-
Increase in current liabilities		153
Net cash flow provided by operating activities		(45,410)

Cash flow from investing activities

Fixed asset additions	-
Net cash flow used by investing activities	-

Cash flow from financing activities

Owner contributions	45,430
Net cash flow provided by financing activities	45,430

Net increase (decrease) in cash		**20**
Cash at beginning of period		-
Cash at end of period	$	20

NOTE 1 – BACKGROUND INFORMATION

ActionTrac Global LLC (the "Company") was formed in August 2017 in the State of California, with headquarters in San Diego, California. The Company was founded under the name ManageContractor LLC and its legal name was formally amended on October 30, 2018 to ActionTrac Global LLC. There was no change in operations or the legal status other than a formal name change.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared in accordance with Financial Accounting Standards Accounting Standards Codification ("FASB ASC") FASB ASC 958-605 and 958-205.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that

market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of its product when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company has not yet generated any income and therefore no provision for income taxes has been recognized.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through December 28, 2018, the date of issuance of the financial statements. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT B
Company Summary



MicroVentures



Company: ActionTrac

Market: Enterprise Software

Product: Employee Engagement, Performance, and Recognition Solutions

Company Highlights

- Since January 2018, users have increased 351%, from around 1,114 to 5,021
- Signed distribution agreement to integrate its software with ADP's application marketplace, providing potential exposure to ADP's client base of more than 740,000 businesses[i]
- Chosen by CIO Review as one of the 20 Most Promising Productivity Solution Providers - 2018
- Customers include Omni Hotels and NV5, an engineering firm

COMPANY SUMMARY

Opportunity

According to a 2018 Gallup poll, 66% of employees consider themselves to be either "not engaged" (53%) or "actively disengaged" (13%) at work. Those who are "not engaged" typically do just the bare minimum amount of work required while those who are "actively disengaged" openly express dissatisfaction with their job.[ii] Consistently having low employee engagement can have adverse effects on a company. Teams with low engagement often experience lower productivity, are less profitable, and have higher employee turnover.[iii]

Gallup has found a couple of common components for companies with high-engagement: an unwavering focus on providing a culture where employees can perform at their best and embracing a culture of engagement where employees can continuously develop.[iv]

"Engagement is highly related to positive business outcomes" - Gallup

Founded in 2017, ActionTrac aims to provide workforce solutions for businesses to improve employee engagement, performance, productivity, and, ultimately, increase business results. ActionTrac offers three different business solutions: TeamVue, PeerSocial, and TeamVue Collaboration that monitor, track, and reward performance, and enable collaboration across teams. Through its integration with Automated Data Processing Inc. (ADP), a provider of HR software, ActionTrac is able to market its business solutions to more than 740,000 businesses[v] that are clients of ADP. Currently, ActionTrac has over 5,000 users and counts a large hotel chain and a leading engineering firm amongst its business clients.

Product



TeamVue
Automate employee performance, recognition, incentive, and award programs



TeamVue Collaboration
Unified search and engage architecture enables companies to increase the Pace of Business



PeerSocial
Socialize employee to make recognizing hard work fun and rewarding for everyone

TeamVue



ActionTrac
Dashboard
Recognition
Approvers
Categories
Departments
List
Locations
Bob Edwards
Contact Us
TEAMVue
REGAL SERVICE CHAMPION EMPLOYEES
SET UP & MODIFY
Team List
Locations
Approvers
Departments
Categories
Update Profile
CC List
Dynamic Nomination Themes
OPERATIONS
Award Approval Request
Users who have Access to Dashboard
Award Certificates
Nomination Link
QR Code(s) for Nominating Employees
Nominee list
Award Winner History
Award Cost Management
TEAMVUE APPLICATIONS
Employee Recognition
Teamvue Mobile Messaging
Gift Card Issue & Management
eCard Management

ActionTrac TeamVue is a cloud-based internal employee management system designed to automate employee performance award systems and incentive programs. Through the TeamVue dashboard, employees can nominate their peers for various awards across numerous categories. TeamVue offers existing ADP customers the ability to transfer their employee information directly onto the dashboard. Non-ADP customers can upload their employee list directly onto the dashboard through a CSV file. An employee list is needed to control who has access to the dashboard.

MicroVentures



TEAM LIST

TEAM REPORTS | UPLOAD TEAM LIST | SEND TEAM LIST FILE

Name | Email | Select Department | Select Location | Employee Number | SEARCH

#NO	RECIPIENT NAME	EMAIL	DEPARTMENT	EMP. NUMBER	JOB TITLE	LOCATION	TYPE			
1.	Alana Salem		Recursos humanos	25		Ponce	Manager	Recognize Certificate	Edit	Delete
2.	Amala Jones		Financiar	42		San Juan	Associate	Recognize Certificate	Edit	Delete
3.	Ana Williams		Financiar	40		Ponce	Executive	Recognize Certificate	Edit	Delete
4.	Angel Perez		Marketing	17		Arecibo	Manager	Recognize Certificate	Edit	Delete
5.	Derek Willis		Recursos humanos	16		Ponce	Associate	Recognize Certificate	Edit	Delete
6.	Diego Odom		Marketing	18		Arecibo	Manager	Recognize Certificate	Edit	Delete
7.	Ian Evans		Recursos humanos	14		Ponce	Associate	Recognize Certificate	Edit	Delete
8.	Jan Garcia		Almacn	22		San Juan	Associate	Recognize Certificate	Edit	Delete
9.	Jean Ed		Marketing	19		Arecibo	Manager	Recognize Certificate	Edit	Delete
10.	Jose Williams		Recursos humanos	15		Ponce	Associate	Recognize Certificate	Edit	Delete
11.	Juan Magetti		Almacn	21		San Juan	Manager	Recognize Certificate	Edit	Delete
12.	Justin Gordon		Almacn	23		San Juan	Associate	Recognize Certificate	Edit	Delete
13.	Luis Sanders		Ventas	12		San Juan	Manager	Recognize Certificate	Edit	Delete
14.	Maria Smith		Financiar	41		Ponce	Associate	Recognize Certificate	Edit	Delete
15.	Matt Sanchez		Ventas	10		Phoenix	Associate	Recognize Certificate	Edit	Delete

Companies can setup as many employee recognition categories as they would like. Sample categories include: employee of the month, employee of the quarter, teamwork, and sales leader. To nominate a fellow peer, employees follow a nomination link where they are asked to pick an employee, award, and an explanation as to why the employee is being nominated. Companies can also setup a QR code on the TeamVue dashboard that enables employees to scan it with their phone, where they will then be redirected to a nomination page. The ability to nominate employees can be restricted to managers depending on a company's preferences.

Once an employee has been nominated, their nomination can be seen by all employees with access to the dashboard. For more prestigious awards such as employee of the month and employee of the quarter, nominations will need to be approved by a manager. Companies can restrict which managers have access to accept or reject nominations. They can also create hybrid "approver lists" that customizes which managers can approve awards depending on the department a nominated employee is in, the award an employee is nominated for, or if the award has monetary value attached to it.



MicroVentures

#NO	APPROVER NAME	EMAIL	AWARD CATEGORY	JOB TITLE	
1.	George Edwards	arrowtechbob@gmail.com	NW Employee of the Quarter	Regional Director	Edit / Delete
2.	Jeff Williams	jefflouddocs@gmail.com	NW Employee of the Quarter, SW Region Employee of the Month, Trabajo en equipo, GM AWARD, Birthday, Congratulations, Engeinnering cofe stud, CEO Award, Kate Super Award, Embody Grit, Super Redliopn Passion	Director of Marketing	Edit / Delete
3.	Jesse Becka	jessebeckap@gmail.com	NW Employee of the Quarter, SW Region Employee of the Month, Park Hyatt Service Champion, Trabajo en equipo	Director	Edit / Delete
4.	Sophia Roberts	sophiar@actiontrac.net	NW Employee of the Quarter, SW Region Employee of the Month, Trabajo en equipo, GM AWARD, Birthday, Congratulations, Engeinnering cofe stud, CEO Award, Kate Super Award, Embody Grit, Super Redliopn Passion	VP HR	Edit / Delete
5.	Spencer Jones	hwendel@actiontrac.net	Gerente del barrio, Empleado del mes, Employee of the Quarter	Director	Edit / Delete
6.	Steve alexander	halalexander1@gmail.com	NW Employee of the Quarter, SW Region Employee of the Month, Trabajo en equipo, GM AWARD, Birthday, Congratulations, Engeinnering cofe stud, CEO Award, Kate Super Award, Embody Grit, Super Redliopn Passion		Edit / Delete

APPROVER LIST — ADD APPROVER

All awards, recognitions, and manager approvals of the awards and recognitions are tracked in the TeamVue system. This enables companies to make informed decisions based on employee performance.

Awards can also be linked to monetary values (e.g. gift cards) to further promote engagement and performance amongst employees. The manager who approves the award can send an e-gift card to the recognized employee allowing them to use it online or print it out. Gift cards purchasable through the TeamVue dashboard include Amazon, Nike, Fandango, Starbucks, and more. ActionTrac receives 10% of the total amount for all gift cards redeemed on its platform.

TeamVue also provides a Corporate Messaging system. Through the messaging system, companies can send out important alerts, notifications, and companywide messages to all employees on their mobile phones. This enables companies to communicate with employees that don't have access to email. Messages are sent through the TeamVue platform and are delivered to each employee's phone through the ActionTrac app.

The messaging system has been designed so communication goes one-way and is used only for important company alerts, updates, and reminders. Companies have the option to direct messages based on employee level or department. All messages sent through TeamVue are archived.





ActionTrac
Dashboard
Recognition
Approvers
Categories
Departments
List
Locations
Bob Edwards
Contact Us
NEW MESSAGE
SENT MESSAGES
Main Parking Lot
Reminder to all employees who work in Building C that the main parking is closed until 2 pm today for maintenance
All Team Members
All Departments
SUBMIT
11:13
Monday, November 19
try again

In addition to facilitating corporate messages, the ActionTrac app can also be used by employees to nominate peers, receive notifications when they are nominated, and view their personal nomination history. The app is downloadable for both iOS and Android.





AT&T LTE
11:08 AM
91%
ActionTrac Recognize
Nominator: Susan Odom
Nominees's Department: HR
Name of Associate: Caterina Willis
Award Category Employee of the Month
Reason of Nomination:
Caterina has gone the extra effort all month in making sure everyone had their benefit information - wonderful work!
SUBMIT

ActionTrac
Powered by ActionTrac™

TeamVue is available in both English and Spanish with plans to add additional languages in the future.

PeerSocial

PeerSocial is a cloud-based dashboard that enables companies to create kudo reward systems. Through the dashboard, employees can publicly recognize colleagues for their performance. Companies can setup an unlimited amount of award categories on the dashboard. Common reward categories include: Support, Leadership, Teamwork, and Hard Work.



MicroVentures

Nominations are publicly broadcasted on the PeerSocial platform. Along with the award category for the nomination, fellow colleagues will be able to see who nominated the employee, the date on which the nomination occurred, the department of the nominated employee, and the location of that employee. The PeerSocial dashboard also keeps a leaderboard to track how many nominations each employee has received. This enables companies to monitor who is contributing the most and creates a "gamification" element for employees to compete with each other to reach the top of the leaderboard.

ActionTrac
Dashboard
Categories
Departments
List
Locations
Philip Anderson
Contact Us
SUPERIOR SUITE HOTEL LEADERBOARD
Nominations for the month 03-Jul-2018 To 19-Nov-2018
Select Location
Select Department
Nominee Name
Nominator Name
07/03/2018
11/19/2018
#1 ALAN JONES Total Kudos : 7
#2 DAVE FENDEL Total Kudos : 5
#3 HAL SMITH Total Kudos : 3

PeerSocial also offers a gift card feature to companies for an extra monthly fee. Under this feature, employees can be rewarded for their recognitions with gift cards from Amazon, Nike, Starbucks, and more. Managers are responsible for approving gift card rewards. When gift cards are purchased using this system, ActionTrac receives 10% of the total gift card amount.

ActionTrac
Dashboard
Categories
Departments
List
Locations
Philip Anderson
Contact Us
PEERSOCIAL™
PASSION FOR QUALITY
SET UP & MODIFY
TEAM LIST
LOCATIONS
DEPARTMENTS
CATEGORIES
UPDATE PROFILE
OPERATIONS
USERS WHO HAVE ACCESS TO DASHBOARD
NOMINATION LINK
QR CODES FOR NOMINATION & LEADERBOARD
TRACKING DATA
KUDOS
LEADERBOARD
KUDO STREAM FOR PEERSOCIAL
#NO NAME NOMINATOR NAME DATE AWARD CATEGORY DEPARTMENT LOCATION
1. Hal Smith Dave Fendel 09/12/2018 Team Work Night Shift Seattle
2. Dave Fendel Alan Jones 09/12/2018 Passion for Customers Kitchen Seattle
3. Dave Fendel Alan Jones 09/12/2018 Team Work Kitchen Seattle
4. Alan Jones Dave Fendel 09/12/2018 Team Work Cashier Seattle
5. Alan Jones Dave Fendel 09/12/2018 Team Work Cashier Seattle
6. Alan Jones Dave Fendel 09/11/2018 Passion for Customers Cashier Seattle
7. Alan Jones Dave Fendel 09/11/2018 Team Work Cashier Seattle

TeamVue Collaboration



MicroVentures



TeamVue Collaboration is an enterprise platform where companies can bring all their content and group collaboration elements into one central location. Dashboards can be created on the platform for different subject categories and business departments. Within the various dashboards, employees can share and discuss ideas, documents, and events. Only authorized users have the ability to create dashboards on the platform. TeamVue Collaboration also enables companies to track how often their employees use the function and measure their engagement.

Each dashboard has restricted access to invited team members. Only authorized users have the ability to add additional users to a dashboard. Once a user is part of a dashboard, they are able to view, post, and participate in discussions. Documents posted on a dashboard are viewable by all of the other members. Users can't edit other people's posts; however, they are able to comment beneath it.





In the comment section, users can discuss the content and make suggested edits to the document. A logging capability enables companies to track employee content activity to gain insight on the level of employee engagement (how often employees view, access, and upload documents).

Use of Proceeds and Product Roadmap

ActionTrac anticipates using a majority of the funds from this raise to build out a new sales team, research and development (R&D) to add new features to their product lines, and for general marketing to promote their product lines. Most of the remaining funds are expected to be used for general working capital and business-related travel expenses. The company has discretion to alter the use of proceeds mentioned based upon a change in sales opportunities or new lead generation possibilities.





Over the next year, ActionTrac anticipates developing and adding additional features to its existing business solutions. One of the new features the company is developing would enable managers to vote on employees for recognition through the TeamVue platform. Another module currently in development for the TeamVue platform is an Action Tracking capability. Action Tracking would enable companies to view all open action items and track the items from open to close. ActionTrac also plans to increase its marketing and sales efforts throughout the Americas region (North, South, and Central America).

Business Model

Companies can purchase ActionTrac business solutions through the company's website or through ADP's online Marketplace platform. Through the ADP Marketplace, existing ADP clients can view a range of other enterprise business solutions from third parties that are available for purchase. ADP takes 25% of the total revenue from ActionTrac products sold through its platform.

ActionTrac aims to provide affordable pricing options to encourage companies to purchase more than one of its business solutions. TeamVue costs $3.49/user per month and TeamVue Collaboration costs $1.99/user per month.

Pricing for PeerSocial depends on the size of the customer. Companies with 50 employees or less can either pay $300 for six months or $600 for 12 months, payable up front. Companies with over 50 employees will be charged $1.99 per user per month. Additionally, companies have the option to purchase a gift card add-on option to their PeerSocial plans. For companies with 50 employees or less, this feature costs an additional $29 for six months or $58 for 12 months, payable up front. For companies with greater than 50 employees, pricing will vary depending on size. ActionTrac also receives 10% of all gift card sales through its PeerSocial platform.

USER TRACTION

ActionTrac entered into an agreement with ADP in 2017 to offer its workplace solutions through the ADP Marketplace online platform—giving ActionTrac exposure to ADP's more than 740,000 clients.[vi]

The company currently has two large clients, Omni Hotels and NV5, as well as several smaller clients. The majority of ActionTrac's clients are currently on free or discounted plans. ActionTrac hopes to convert these enterprise clients into fully paying clients once the companies fully integrate the software into their businesses. ActionTrac has more than 5,021 registered users as of November 2018, up from 1,114 users in January 2018 (351% increase).





Since inception, ActionTrac has generated $454 in total revenue. Almost all of the revenue generated during the period came from one customer. The majority of ActionTrac's clients are currently on free or discounted pricing plans.

Year-to-date through November 2018, ActionTrac has incurred $102,212.19 in total expenses, a 124% increase compared to total expenses for all of 2017. The largest expenses in 2018 have been contracting fees (77.8%) and travel related expenses (11.9%). Contracting fees included both part-time contractor expenses and payroll expense for the founder. Payroll expense for the founder represented 73.2% of total contracting fees. In 2017, the Company incurred $45,563 in total expenses. Contracting fees (86.3%) and travel expenses (6.2%) were once again the largest expenses. Payroll expense represented 45.8% of the contracting fees. Contracting fees have represented the greatest proportion of total expenses in 2017 and 2018 due to ActionTrac hiring all employees to date on a contract basis instead of full-time.





Year-to-date through November 2018, ActionTrac has incurred a net loss of $101,769, compared to a net loss of $45,563 in 2017.



INDUSTRY AND MARKET ANALYSIS

According to a recent Gallup poll, around 53% of workers in the U.S. are not engaged in their work – meaning they do the minimum amount of work required and quickly leave their company for a slightly better offer. This can have a profound impact on organizations. Organizations with high levels of employee engagement have higher customer engagement, retain more employees, experience fewer workplace accidents, and improve



productivity. Gallup has also found that firms with high levels of employee engagement experience higher earnings per share (EPS) growth and higher profitability (up to 21%).[vii]



The market for employee engagement and recognition solutions is changing rapidly. Driving the change is a move from service and merchandise business models to models driven by software and technology – creating an opportunity for newer entrants to gain market share. According to marketing firm Starr Conspiracy, in 2016, the U.S. market for employee engagement solutions was valued at around $74.3 billion. By far, the largest category of companies that use employee engagement solutions is firms with over 2,500 employees – representing 62.4% of the market. [viii]

There are several segments within the employee engagement market including: measurement, recognition, and wellness. Measurement solutions aim to facilitate frequent measurements of employee engagement. Recognition solutions aim to reinforce good behavior and hard work through formal employee recognition and peer-nominated recognitions. Wellness solutions aim to help employees with their physical, mental, and financial health.[ix] Starr predicts strong growth across all segments, particularly for smaller businesses within the industry. However, the research firm believes that companies offering measurement solutions have the highest growth potential as their next-generation measurement solutions seek to offer cross-segment features such as employee recognition, 360 feedback, goal management, and career pathing tools.[x]





Total Employee Engagement Market in the U.S. (in Billions)
$13.00
$0.62
$14.50
$46.20
Total Market Size: $74.3 billion
Recognition
Wellness
Measurement
Other
Source: The Starr Conspiracy Intelligence Unit

COMPETITORS

Achievers: Founded in 2002, Achievers is an employee engagement and recognition platform. Its Employee Success Platform is a cloud-based software-as-a-service platform that offers employee recognition and rewards solutions. Through the dashboard, companies can setup health and wellness programs, recruiting referral services, recognition programs, sales incentives, and service milestones. The platform has been designed to integrate into human resource information systems (HRIS)'s to access files and employee information. The company also offers professional services to help clients integrate their employee engagement and recognition solutions into their businesses. Achievers also provides professional services to help clients integrate the solutions, and an interactive virtual assistant that periodically check-ins in on employees and can answer HR related questions. Achievers was acquired by Blackhawk Network, a payments network, in 2015.[xi]

Globoforce: Founded in 1999, Globoforce is a provider of enterprise employee performance solutions. Globoforce offers five different business solutions through its cloud-based platform: Social Recognition, Conversations, Service Milestones, Life Events, and Community Celebrations. The different business solutions enable enterprise employees to recognize each other for their performance, facilitate conversations between employees and managers, commemorate special events and days, and create group celebrations. In 2016, Globoforce reported a pre-tax profit of $3.9 million on $310 million in revenue, up from a pre-tax profit of $2.85 million on $283 million in revenue in 2015.[xii]

O.C. Tanner: Founded in 1927, O.C. Tanner is a culture-building platform that develops employee recognition strategies and reward programs. Solutions offered by the company include: employee recognition, service awards, company event planning, employee wellbeing, and one-on-one meeting planning. Through its one-on-one meeting solution, companies gain access to a dashboard service where managers can plan out meetings with their employees, set meeting goals, and track meeting progress. All of the company's solutions are offered through a cloud-based platform known as Culture Cloud. In addition to business solutions, O.C. Tanner also offers



clients the ability to monitor and track analytics on Culture Cloud in real-time. The company claims to have around 13.5 million users across more than 150 countries and 1,100 multinational clients.[xiii]

WorkStride: Founded in 1999, WorkStride (formerly, CorporateRewards) is a provider of enterprise employee recognition services. WorkStride offers several different solutions through its software platform. Solutions include: peer-to-peer employee recognition, service awards, employee training that can integrate into pre-existing internal training programs, "gamified" internal employee competitions, health and wellness programs, employee cash rewards and gift cards, and insight and analytics on employee engagement. Its gamification solution allows companies to setup competitions amongst employees where winning employees can gain monetary rewards. WorkStride offers an integration with ADP that allows companies to reward their employees directly through their payroll system. WorkStride was acquired by private equity group, Riverside Company, in 2012 for an undisclosed amount.[xiv]

EXECUTIVE TEAM



Hal Wendel, Founder & CEO: Hal founded ActionTrac in 2017 and has served as CEO since. In addition to leading ActionTrac, he also currently serves as Vice President at Brand Embassy, an omnichannel cloud-based customer service channel. Prior to ActionTrac and Brand Embassy, Hal worked for numerous companies in executive roles such as Chief Revenue Officer of NobelBiz, Vice President of Sales and Marketing at Voice Print International, and Vice President of Sales and Marketing at ThinkPassenger Inc. He also has prior experience in a startup environment, working as Vice President of Consulting Sales at Oblix, a startup which was later acquired by Oracle.[xv] Hal holds a bachelor's degree in Economics from the University of Washington and an MBA from the London Business School.



Alan Schnepf, Director of Client Relations: Alan joined ActionTrac in January 2018 as the Client Services Manager. Prior to joining ActionTrac, he worked for nine years as an independent consultant helping clients with communications, client relations, digital marketing, software, and project management. In addition to his experience as an independent consultant, Alan also worked for more than 10 years as a writer for several newspapers. He has a bachelor's degree in Journalism from Southern Illinois University, Carbondale.





Bhaskar Basu, Director of Engineering: Bhaskar joined ActionTrac in 2017 as the Director of Engineering. Prior to joining ActionTrac, he worked for more than 10 years in programming and software development. He has experience with programming languages including: Visual Basic, LAMP environment, javascript, and PHP. Bhaskar also has experience working with databases such as MySQL and MariaDB. He has worked for several startups and large companies such as Coca Cola and GE. Bhaskar has a bachelor's degree in chemistry from the University of North Bengal.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $500,000
Valuation Cap: $4 million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on the lower of (A) a 20% discount to the price per Preferred Unit paid by investors in the Qualified Equity Financing or (B) the price per unit paid on a $4 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

---

[i] http://d18rn0p25nwr6d.cloudfront.net/CIK-0000008670/a1d9c569-6d29-4a41-91dd-41408a6e78f0.pdf
[ii] https://news.gallup.com/poll/241649/employee-engagement-rise.aspx
[iii] https://news.gallup.com/businessjournal/200108/damage-inflicted-poor-managers.aspx
[iv] https://www.gallup.com/workplace/236117/organizations-create-exceptional-workplaces.aspx?utm_source=link_newsv9&utm_campaign=item_241649&utm_medium=copy
[v] http://d18rn0p25nwr6d.cloudfront.net/CIK-0000008670/a1d9c569-6d29-4a41-91dd-41408a6e78f0.pdf
[vi] http://d18rn0p25nwr6d.cloudfront.net/CIK-0000008670/a1d9c569-6d29-4a41-91dd-41408a6e78f0.pdf
[vii] https://news.gallup.com/poll/241649/employee-engagement-rise.aspx
[viii] *Employee Engagement: A New Technology Category Emerges,* The Starr Conspiracy Intelligence Unit, 2016
[ix] *Employee Engagement: A New Technology Category Emerges,* The Starr Conspiracy Intelligence Unit, 2016
[x] *Employee Engagement: A New Technology Category Emerges,* The Starr Conspiracy Intelligence Unit, 2016
[xi] https://www.achievers.com/press/blackhawk-network-acquire-achievers-corp/
[xii] https://www.irishtimes.com/business/technology/software-firm-globoforce-eyes-ipo-again-as-profits-revenues-soar-1.3304427
[xiii] https://www.octanner.com/
[xiv] https://www.riversidecompany.com/Portfolio/Portfolio_Companies/WorkStride_-_Company_Profile.aspx
[xv] https://www.oracle.com/corporate/acquisitions/oblix/

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ActionTrac Global, LLC
550 West B Street, 4th Floor #132
San Diego, CA 92101

Ladies and Gentlemen:

The undersigned understands that ActionTrac Global, LLC a limited liability company organized under the laws of Delaware (the "Company"), is offering up to $500,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 7, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on February 25, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company,

2

MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities

become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	550 West B Street, 4th Floor #132 San Diego, CA 92101 Attention: Hal Wendel
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036

	Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

ActionTrac Global, LLC
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ActionTrac Global LLC
CROWD NOTE

FOR VALUE RECEIVED, ActionTrac Global LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is February 25, 2019.

1. Definitions.

a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, the Company's Preferred Units issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's membership units), of the Company's membership units if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's membership units immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number outstanding Common Units of the Company on a fully-diluted basis, including (i) conversion or exercise of all interests convertible into or exercisable for Common Units, (ii) exercise of all outstanding options and warrants to purchase Common Units and, in the case of Section 1(b), (iii) the interests reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the membership interests of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $107,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of interests converted into Preferred Units in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean a series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

> i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;
>
> ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2.2.

4. **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

5. **Note Completion.** This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to Section 2.3 (a).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification.** The Company is a corporation duly organized,

validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization.** Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and unitholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering.** Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments.** The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Formation or operating agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Units.** The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property.** To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation.** To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor.** In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization.** This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account.** Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information.** The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying interests and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice.** The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies.** The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying interests or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights.** The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market.** The Investor acknowledges that no public market now exists for any of the units issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the interests to be acquired by the Investor hereunder.

5. **Miscellaneous.**

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Capital Units issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns.** The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal

delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such units as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such interests. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures.** No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution.**

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Carlsbad, California unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same

arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval.** The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure.** Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

Workforce Solutions for Businesses

Measuring Performance



ActionTrac.Net

Confidential

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to

reflect the occurrence of subsequent events.

About ActionTrac

Company mission: Deliver cloud-based solutions for day-to-day employee productivity tracking to help companies increase customer satisfaction and the resulting bottom line.

Investors:

- General Partner - Silicon Valley Venture Capital Firm
- Past Chairman of the Board of Applied Materials (approximately $30 billion Market Cap)[i]

Management

- Hal Wendel, Founder and CEO
  - 20 years in technology
  - Sloan Fellow London Business School
  - Worked at several start ups with exits

History

- Delivered first hosted solution in November 2017
- First customer went live December 2017
- Moved all hosting to AWS in November 2017

[i] https://finance.yahoo.com/quote/AMAT/

ActionTrac Solution Suite

- **TeamVue** - Enterprise-wide "CRM" for the automation and capture of employee contributions to the business
  - TeamVue takes a data-centric and day-to-day approach to productivity where we feel we are unique in the market
  - TeamVue messaging - creates a mobile channel for important employee communications
  - Pricing - per user per month

- **PeerSocial**
  - Helps build teamwork, aims to improve the customer experience, and helps businesses drive results
  - Pricing - 6-month & 12-month flat fee for companies with < than 50 employees & per user per month for companies with > 50 employees

- **TeamVue Collaboration**
  - Unite work teams together with tools for document sharing and collaboration
  - Aims to drive productivity and measure employee engagement levels
  - Pricing - per user per month

ActionTrac TeamVue

What CRM does for customers - ActionTrac TeamVue aims to be the data-driven **employee** performance system that businesses will depend on to increase productivity, promote talent, and drive results.

Data-driven solution that aims to deliver new and unparalleled insight into your business.

- Leverages data for training, improving the customer experience, and innovative new initiatives
- Enables flexible configuration for compliance and training feedback
- Enables recognition to be measurably strategic across a diversified business

TeamVue "Where Your Stars Shine Bright"



ActionTrac™

TeamVue Dashboard



ActionTrac™

Dashboard | Recognition | Approvers | Categories | Departments | List | Locations | Jesse1 Becka | Contact Us

WELCOME TO ACTIONTRAC TEAMVUE

EMPLOYEE SERVICE CHAMPIONS DASHBOARD

SET UP & MODIFY

- TEAM LIST
- LOCATIONS
- APPROVERS
- DEPARTMENTS
- CATEGORIES
- UPDATE PROFILE
- CC LIST
- DYNAMIC NOMINATION THEMES

OPERATIONS

- AWARD APPROVAL REQUEST
- USERS WHO HAVE ACCESS TO DASHBOARD
- AWARD CERTIFICATES
- NOMINATION LINK
- QR CODE(S) FOR NOMINATING EMPLOYEES
- GIFT CARD ISSUE & MANAGEMENT
- MESSAGING

TRACKING DATA

- AWARD WINNER HISTORY
- NOMINEE LIST
- AWARD COST MANAGEMENT

LATEST NOMINEES FOR RECOGNITION

#NO	NAME	NOMINATOR NAME	DATE	AWARD CATEGORY	DEPARTMENT	LOCATION	ACTION
1.	Suzy Ed	Henry Sanders	10/23/2018	Team Work	Transportation	San Diego	Award

ActionTrac™

PeerSocial Dashboard



ActionTrac

Dashboard | Categories | Departments | List | Locations | Philip Anderson | Contact Us



PEERSOCIAL™

PASSION FOR QUALITY

SET UP & MODIFY

- TEAM LIST
- LOCATIONS
- DEPARTMENTS
- CATEGORIES
- UPDATE PROFILE

OPERATIONS

- USERS WHO HAVE ACCESS TO DASHBOARD
- NOMINATION LINK
- QR CODES FOR NOMINATION & LEADERBOARD

TRACKING DATA

- KUDOS
- LEADERBOARD

KUDO STREAM FOR PEERSOCIAL

#NO	NAME	NOMINATOR NAME	DATE	AWARD CATEGORY	DEPARTMENT	LOCATION
1.	Hal Smith	Dave Fendel	09/12/2018	Team Work	Night Shift	Seattle
2.	Dave Fendel	Alan Jones	09/12/2018	Passion for Customers	Kitchen	Seattle
3.	Dave Fendel	Alan Jones	09/12/2018	Team Work	Kitchen	Seattle
4.	Alan Jones	Dave Fendel	09/12/2018	Team Work	Cashier	Seattle
5.	Alan Jones	Dave Fendel	09/12/2018	Team Work	Cashier	Seattle
6.	Alan Jones	Dave Fendel	09/11/2018	Passion for Customers	Cashier	Seattle
7.	Alan Jones	Dave Fendel	09/11/2018	Team Work	Cashier	Seattle
8.	Alan Jones	Dave Fendel	09/11/2018	Team Work	Cashier	Seattle

Customers

- Approximately 4,800 customer employees being managed

- Customers include Omni Hotels and NV5, an engineering firm

- Partnership with ADP - directly integrated into ADP products

OMNI HOTELS & RESORTS

N|V|5

ADP MarketPlace Partnership


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ActionTrac™

Use of Funds:

- Looking to raise $107,000

- ActionTrac anticipates using funds for:
  - Expanding the sales team
    - Target sales within North, South, and Central America
    - Add a dedicated rep for the ADP channel
  - Marketing & Lead Generation
    - Engage with public on social media
    - AdWords
    - Website improvements and blog additions
  - R&D on new product lines



We love helping our customers!

EXHIBIT F
Video Transcript

TeamVu Overview Script for Video

TeamVu from ActionTrac is an innovative solution that allows HR and Management to monitor day to day employee contributions and performance

Quarterly and yearly performance data does not cut it anymore – employees are looking for feedback streams. Companies want to make sure there is mission alignment, and competitive pressures dictates a new generation of tools.

TeamVu tools that address the day to day requirements include employee Recognition, Compliance tracking, and Training feedback. The solution also allows instant generation of gift cards and incentive awards as well as automated work flows for approvals. TeamVu reporting is designed to generate performance insights down to the departmental or individual levels.

TeamVu also includes optional channels for expanding your communication reach to employees. TeamVu messaging can deliver important alerts and notices to employee mobile phones, and TeamVu Dashboards for more effective resource sharing and collaboration.

TeamVu mobile apps provide employees with a phone based platform for real time feedback, important notifications, as well as sharing good news and Kudos.

TeamVu helps companies create an environment for employees to excel.

Make TeamVu your day to day management solution for driving results. Sign up for a free trial today by visiting https://actiontrac.net/Teamvue/